SUB-ITEM 77C

The MFS Intermediate Income Trust held an annual meeting of shareholders on October 8, 2003. Shareholders represented in person or by proxy voted for the following item:

Proposal 2: Shareholder proposal recommending that each Trust's Trustees be required to invest at least 10% of their Trustee fees in trust shares

                hares              % of Shares Outstanding    % of Shares Voting
Affirmative     15,708,360.046                  12.403%                  13.485%
Negative        36,292,461.707                  28.655%                  31.154%
Abstain         3,198,438.978                   2.525%                   2.746%
Not Voted       61,291,515.000                  48.393%                  52.615%